EXHIBIT 99.1

Osisko Provides Update on Deliveries Received for the Second Quarter of 2020

Notice of the 2020 Second Quarter Results and Conference Call Details

MONTRÉAL, July 09, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has received approximately 12,300 attributable gold equivalent ounces1 (“GEOs”) and recorded preliminary revenues2 of C$40.8 million during the three months ended June 30, 2020. Preliminary cost of sales, excluding depletion2, was C$13.0 million resulting in a cash operating margin3 of approximately C$27.8 million. Excluding offtakes, Osisko’s cash operating margin on royalties and streams3 reached a record of 94.8% during the second quarter of 2020.

As a result of the COVID-19 pandemic, several of our assets were temporarily placed on care and maintenance by our operating partners during the second quarter, but the affected assets have now largely resumed operations.

Sean Roosen, Chair and CEO of Osisko commented: “In Q2, many of our assets were impacted by COVID-19, especially in Québec where mining was not deemed an essential service for some time. We support the actions taken by our operating partners to safeguard their employees, communities and as a result the assets themselves. For Osisko, that translated into a short revenue deferral on certain assets.”

Q2 2020 Results and Conference Call Details

The Corporation also provides notice of the second quarter 2020 results and conference call details, which will be released after market close on Wednesday, August 5, 2020 followed by a conference call on Thursday, August 6, 2020 at 10:00 am EDT. Participants to the call must register using one of the methods below:

  Online pre-registration: http://www.directeventreg.com/registration/event/7026109

  Once you register, you will receive a confirmation which will have the dial in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do NOT share this information with anyone else.

  You can alternatively, pre-register by phone:

  Pre-phone registration: 1-(888) 869-1189 and provide the Conference ID which is 7026109 to the Live Agent who will take the details from you live. Please pre-register in advance of the call.

The conference call replay will be available from 1:00 pm EDT on August 6, 2020 until 11:59 pm EDT on August 13, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 7026109. The replay will also be available on our website at www.osiskogr.com.

Notes:

Osisko has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents attributable GEOs and cash operating margins as it believes that certain investors use this information to evaluate the Corporation’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently. Note that these figures have not been audited and are subject to change.

  GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

  These figures have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

  Cash operating margin (in dollars) represents revenues less cost of sales, excluding depletion (C$40.8 million - C$13.0 million = C$27.8 million). Cash operating margin on royalties and streams (in percentage) represents the cash operating margin earned from royalties and streams (in dollars) divided by revenues earned from royalties and streams ([C$28.7 million – C$1.5 million] / C$28.7 million = 94.8%).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 14.7% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh President Tel. (514) 940-0670 ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.